UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Eschelon Telecom, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Name of Issuer)

296 290 109

 (CUSIP Number)

December 31, 2005

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)

 Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) E. Theodore Stolberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,418,952
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,418,952
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,418,952
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter M. Van Genderen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,422,856
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,422,856
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,422,856
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stolberg Equity Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,418,952
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,418,952
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,418,952
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) SGMS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 674,081
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 674,081
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,081
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stolberg Partners, L. P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 674,081
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 674,081
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,081
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stolberg, Meehan & Scano, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 744,871
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 744,871
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,871
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stolberg, Meehan & Scano II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 203,344
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 203,344
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,344
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) SMS II-A, L. P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 541,527
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 541,527
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,527
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

Item 1.

(a)	Name of Issuer: Eschelon Telecom Inc.

(b)	Address of Issuer’s Principal Executive Offices:

730 Second Avenue
Minneapolis, MN 55402

Item 2.

(a)	Name of Persons Filing:

(1)	E. Theodore Stolberg

(2)	Peter M. Van Genderen

(3)	Stolberg Equity Partners, Inc. (“SEPI”)

(4)	SGMS, LP (“SGMS”)

(5)	Stolberg Partners, L.P. (“SP”). SEPI is the manager of SP and SGMS is the general partner of SP.

(6)	Stolberg, Meehan & Scano, LLC (“SMS”)

(7)	Stolberg, Meehan & Scano II, L.P. (“SMS II”). SEPI is the manager of SMS II and SMS is the general partner of SMS II.

(8)	SMS II-A, L. P. (“SMS II-A”). SEPI is the manager of SMS II-A and SMS is the general partner of SMS II-A.

(b)	Address of Principal Business Office:

The principal business office of each filing person is 370 17th Street, Suite 3650, Denver, Colorado 80202.

(c)	Citizenship: Each filing person’s citizenship or place of organization is set forth on the cover page and incorporated by reference herein.

(d)	Title of Class of Securities: Common stock, par value $0.01 per share.

(e)	CUSIP Number: 296 290 109

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount Beneficially Owned:

(1)	1,418,952
(2)	1,418,952
(3)	1,422,856
(4)	674,081
(5)	674,081
(6)	744,871
(7)	203,344
(8)	541,527

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

(b)	Percent of Class:

(1)	9.7%
(2)	9.7%
(3)	9.7%
(4)	4.6%
(5)	4.6%
(6)	5.0%
(7)	1.4%
(8)	3.6%

According to the Registrant’s Form S-3 filed on February 1, 2006, as of January 31, 2006, the number of outstanding shares of the Registrant’s common stock, par value $.01 per share, was 14,635,229 shares.

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote:

The number of shares as to which each filing person has the sole power to vote or direct the vote is set forth on the cover page and incorporated by reference herein.

(ii)	Shared power to vote or to direct the vote:

The number of shares as to which each filing person has shared power to vote or direct the vote is set forth on the cover page and incorporated by reference herein.

(iii)	Sole power to dispose or to direct the disposition of:

The number of shares as to which each filing person has the sole power to dispose or to direct the disposition of is set forth on the cover page and incorporated by reference herein.

(iv)	Shared power to dispose or to direct the disposition of:

The number of shares as to which each filing person has shared power to dispose or to direct the disposition of is set forth on the cover page and incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. 

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Schedule 13G
CUSIP No. 296 290 109	Eschelon Telecom Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

/s/ E. Theodore Stolberg	/s/ Peter M. Van Genderen
E. Theodore Stolberg	Peter M. Van Genderen

STOLBERG EQUITY PARTNERS, INC.			STOLBERG, MEEHAN & SCANO, LLC

By:	/s/ E. Theodore Stolberg	By:	/s/ E. Theodore Stolberg
	E. Theodore Stolberg, President		E. Theodore Stolberg, President

SGMS, LP By: Stolberg Equity Partners, Inc., its General Partner			STOLBERG PARTNERS, L.P. By: Stolberg Equity Partners, Inc., its Manager

By:	/s/ E. Theodore Stolberg	By:	/s/ E. Theodore Stolberg
	E. Theodore Stolberg, President		E. Theodore Stolberg, President

STOLBERG, MEEHAN & SCANO II, L.P. By: Stolberg Equity Partners, Inc., its Manager			SMS II-A, L. P. By: Stolberg Equity Partners, Inc., its Manager

By:	/s/ E. Theodore Stolberg	By:	/s/ E. Theodore Stolberg
	E. Theodore Stolberg, President		E. Theodore Stolberg, President

EXHIBIT INDEX

Exhibit	Document	Page No.

A	Joint Filing Agreement	A-1

EXHIBIT A
to
SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.01 per share, of Eschelon Telecom Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

IN WITNESS THEREOF, the parties have duly executed this agreement on this 14th day of February 2006.

/s/ E. Theodore Stolberg	/s/ Peter M. Van Genderen
E. Theodore Stolberg	Peter M. Van Genderen

STOLBERG EQUITY PARTNERS, INC.			STOLBERG, MEEHAN & SCANO, LLC

By:	/s/ E. Theodore Stolberg	By:	/s/ E. Theodore Stolberg
	E. Theodore Stolberg, President		E. Theodore Stolberg, President

SGMS, LP By: Stolberg Equity Partners, Inc., its General Partner			STOLBERG PARTNERS, L.P. By: Stolberg Equity Partners, Inc., its Manager

By:	/s/ E. Theodore Stolberg	By:	/s/ E. Theodore Stolberg
	E. Theodore Stolberg, President		E. Theodore Stolberg, President

STOLBERG, MEEHAN & SCANO II, L.P. By: Stolberg Equity Partners, Inc., its Manager			SMS II-A, L. P. By: Stolberg Equity Partners, Inc., its Manager

By:	/s/ E. Theodore Stolberg	By:	/s/ E. Theodore Stolberg
	E. Theodore Stolberg, President		E. Theodore Stolberg, President

A-1